EXHIBIT 99.1
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                          COMPTON PETROLEUM CORPORATION


FOR IMMEDIATE RELEASE                                             APRIL 12, 2004

CALGARY, ALBERTA - Compton Petroleum Corporation is pleased to announce that its wholly-owned subsidiary, Compton Petroleum Acquisition Corporation ("Compton") has, pursuant to its March 1, 2004 offer (the "Offer") to acquire all of the outstanding shares (the "Redwood Shares") of Redwood Energy, Ltd. ("Redwood"), received to date tenders of 27,499,036 Redwood Shares, representing approximately 87.7% of the outstanding Redwood Shares.

Since all outstanding conditions to the Offer have been satisfied, Compton intends to take up and pay for the Redwood Shares deposited under the Offer. Compton also announced that it has extended the expiry date of the Offer to 4:00 p.m. (Calgary time) on April 23, 2004 in order to acquire the balance of the outstanding Redwood Shares on the same terms upon which it has acquired the Redwood Shares pursuant to the Offer.

Compton Petroleum Corporation is a Calgary, Alberta based, independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Corporation's common shares are listed and traded on the TSX under the symbol "CMT" and are included in both the S&P/TSX Composite Index and the TSX Mid Cap Index.

For further information: E. G. Sapieha, President & Chief Executive Officer, or
N. G. Knecht, Chief Financial Officer, Telephone: (403) 237-9400, Fax: (403) 237-9410, Website: WWW.COMPTONPETROLEUM.COM, Email:
investorinfo@comptonpetroleum.com